UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k)/Profit Sharing Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
PO Box 600
New Hampton, NY 10958

REQUIRED INFORMATION

Financial Statements:

4.           In lieu of requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2007 are presented herein.

Exhibits:

Exhibit No. 23 - Consent of MCGLADREY & PULLEN, LLP, Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of MCGLADREY & PULLEN, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2008	BALCHEM CORPORATION
401(k)/Profit Sharing Plan

	By:	Balchem Corporation,
Plan Administrator

	By:	/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

	By:	/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick,
Chief Financial Officer

BALCHEM CORPORATION
401(k)/ PROFIT SHARING PLAN

Financial Statements
and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan
New Hampton, New York

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Plan Plans, as of December 31, 2006.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/  McGladrey & Pullen, LLP
New York, New York
June 25, 2008

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006
	2007	2006
Assets:
Investments at fair value (note 3)	$19,042,843	$16,243,585
Receivables:
Employer contribution	470,212	420,026
Participant contributions	38,367	32,897
Interest	1,442	1,034
Total assets	$19,552,864	$16,697,542

See accompanying notes to financial statements.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007
2007
Addition to net assets attributed to:
Investment income:
Interest	$117,477
Dividends	23,916
Net appreciation in fair value of investments (note 3)	2,180,465
2,321,858
Contributions:
Participant	1,225,616
Employer	829,942
2,055,558
Total additions	4,377,416
Deductions from net assets attributed to:
Benefits paid to participants	(1,460,905)
Fees	(8,352)
Other, net	(52,837)
Total deductions	(1,522,094)
Net increase in net assets available for benefits	2,855,322
Net assets available for benefits at beginning of year	16,697,542
Net assets available for benefits at end of year	$19,552,864

See accompanying notes to financial statements.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan covering all active employees of Balchem Corporation (the Company) who have 60 days of service, as defined, and are 18 years of age or older, except those that are currently covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.  The employer matching contributions equal 35% of each participant’s elected contribution and the Company may make discretionary profit-sharing contributions at the option of the Company’s Board of Directors. Matching contributions are made in Balchem Corporation Common Stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers’ contribution receivable as of December 31, 2007 and 2006 were discretionary Company profit sharing contributions made in March 2008 and March 2007 for the 2007 and 2006 plan years totaling $447,420 and $395,424, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Vesting

Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation Common Stock Fund.  Employer matching contributions are made in Company stock and are directed to the Balchem Corporation Common Stock Fund (see Schedule 1).  Discretionary contributions are made from the Company’s cash reserves.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 6% to 10.25% at December 31, 2007.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

Effective March 28, 2005, the threshold for involuntary distribution of vested accrued benefits was reduced from $5,000 to $1,000.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited non-vested accounts totaled $38,543 at December 31, 2007.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2007 and 2006 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

The investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation Common Stock Fund, the results of operations and other risks specific to Balchem Corporation.

Investment Valuation and Income Recognition

Except for the guaranteed income fund, the Plan’s investments held in the Plan’s funds are stated at fair value determined from publicly quoted market prices. Participant loans are valued at cost, which approximates fair value.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contracts.

The guaranteed income fund is recorded at contract value, which approximates fair value.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.  For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

investment at contract value.  There are no reserves against contract values for credit risk of contract issues or otherwise.  The average yield was approximately 3.55% for both 2007 and 2006.  The crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 3.55% and 4.15% at December 31, 2007 and 2006, respectively.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”) effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  This statement increases consistency and comparability in fair value measurements and expands disclosures about fair value measurements.  In February 2008, FASB Staff Position No. 157-2 deferred the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The Company is currently evaluating the provisions of FAS 157.

Note 3 - Investments

Investments at December 31, 2007 and 2006 consisted of:

	2007	2006
Cash equivalents, Guaranteed Income Fund	$2,855,419	$3,022,786
Pooled separate accounts	9,861,789	8,366,796
Balchem Corporation Common Stock*	5,889,377	4,474,384
Participant loans	436,258	379,619
	$19,042,843	$16,243,585

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

 The following represents investments that represent 5% or more of the Plan’s net assets:

	2007	2006
Balchem Corporation Common Stock*	$5,889,377	$4,474,384
Cash equivalents, Guaranteed Income Fund	2,855,419	3,022,786
Dryden S&P Index Fund	2,454,808	2,321,280
Lifetime Balanced Fund	1,160,333	1,069,121
Julius Baer International Equity Fund	1,077,161	N/A
Janus Adviser Balanced Fund	1,043,855	1,037,598

* A portion of the Balchem Corporation Common Stock is non-participant directed.

During the year ended December 31, 2007, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Pooled separate accounts	$751,984
Balchem Corporation Common Stock	1,428,481
$2,180,465

Note 4 – Non-participant directed investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments are as follows:

	2007	2006
Balchem Corporation Common Stock	$5,082,010	$3,870,400

Year ended December 31, 2007

Change in net assets:
Contributions	$437,477
Dividends and interest	23,916
Net appreciation	1,233,217
Benefits paid to participants	(264,003)
Transfers to participant-directed investments	(218,997)
Net increase	1,211,610
Net assets at beginning of year	3,870,400
Net assets at end of year	$5,082,010

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Note 5 – Related-Party Transactions

As of December 31, 2007 and 2006, the Plan held 263,154 and 261,354 shares of Balchem Corporation common stock, respectively, with a market value of $5,889,377 and $4,474,384 at December 31, 2007 and 2006, respectively.  The aforementioned share information has been adjusted to reflect the December 2006 three-for-two stock split, which was effected by means of a stock dividend, initiated by the Company.  Certain Plan investments are shares of various funds managed by Prudential Retirement Insurance & Annuity Company (“PRIAC”).  PRIAC is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 7 – Income Tax Status

The Plan has received a favorable determination letter dated March 22, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule 1
BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year
December 31, 2007

Identity of issue,	Description of investments including maturity date,	Current
borrower, lessor or similar party	rate of interest, collateral, par or maturity value	value
Guaranteed Income Fund(1)	Units of participation in Guaranteed Income Fund –
	83,211 units, $34.32 per unit	$2,855,419
Small Cap Growth / Times Square	Units of participation in Small Cap Growth / Times Square
	21,040 units, $25.86 per unit	544,153
Oppenheimer Global Fund	Units of participation in Oppenheimer Global Fund
	7,079 units, $85.93 per unit	608,377
Mid-Cap Value / Well Management	Units of participation in Mid-Cap Value / Well Management
	7,507 units, $22.11 per unit	165,989
Mid-Cap Growth / Artisan	Units of participation in Mid-Cap Growth / Artisan
	38,415 units, $14.83 per unit	569,873
Prudential Lifetime Income & Equity(1)	Units of participation in Prudential Lifetime Income & Equity –
	2,893 units, $17.33 per unit	50,140
Prudential Lifetime Conservative(1)	Units of participation in Prudential Lifetime Conservative –
	21,114 units, $17.79 per unit	375,655
Prudential Lifetime Balanced Fund(1)	Units of participation in Prudential Lifetime Balanced –
	64,707 units, $17.93 per unit	1,160,333
Prudential Lifetime Growth Fund(1)	Units of participation in Prudential Lifetime Growth –
	20,498 units, $18.40 per unit	377,246
Prudential Lifetime Aggressive Fund(1)	Units of participation in Prudential Lifetime Aggressive
	8,445 units, $18.54 per unit	156,593
Large Cap Growth/Turner Investment Fund(1)	Units of participation in Large Cap Growth/Turner Investment
	35,377 units, $16.10 per unit	569,404
Large Cap Value/AJOFund(1)	Units of participation in Large Cap Value/AJO Fund –
	18,815 units, $19.54 per unit	367,633
Janus Adviser Balanced Fund(1)	Units of participation in Janus Adviser Balanced Fund –
	27,041 units, $38.60 per unit	1,043,855
Intern Equity / Julius Baer	Units of participation in Intern Equity / Julius Baer
	37,503 units, $28.72 per unit	1,077,161
Goldman Sachs Small Cap Value	Units of participation in Goldman Sachs Small Cap Value
	2,540 units, $51.82 per unit	131,658
Dryden S&P Index Fund(1)	Units of participation in Dryden S&P Index Fund –
	27,882 units, $88.04 per unit	2,454,808
Balchem Corporation Common Stock(1)(2)(3)	Units of participation in Balchem Common Stock –
	263,154 units, $22.38 per unit	5,889,377
Core Plus Bond / BSAM Fund	Units of participation in Core Plus Bond / BSAM Fund –
	12,783 units, $16.34 per unit	208,911
Participant loans(1)	Interest rates range from 6.00% to 10.25%	436,258
	Total	$19,042,843

(1)	Parties-in-interest
(2)	The cost basis of the Balchem Corporation Common Stock Fund at December 31, 2007 was $1,976,788
(3)	All per share (unit) information has been adjusted to reflect the December 2006 three-for-two stock split (effected by means of a stock dividend) initiated by the Company.

See accompanying report of independent registered public accounting firm.